Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Filer’s Commission File No. 000-19806)

Press Release

BOARD APPROVES CROSS-BORDER MERGER TERMS RELATING TO THE MERGER OF SORIN SPA WITH AND INTO SAND HOLDCO PLC

BOARD ALSO CALLS THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO APPROVE THE CROSS-BORDER MERGER OF SORIN S.PA. WITH AND INTO SAND HOLDCO PLC IN CONNECTION WITH THE INTEGRATION OF SORIN S.P.A. AND CYBERONICS INC.

Milan, Italy — April 20, 2015 — The Board of Directors of Sorin S.p.A. (MTA: Reuters Code: SORN.MI), a global medical device company and a leader in the treatment of cardiovascular disease (“Sorin” or the “Company”), today formally approved the common cross-border merger terms relating to the cross border merger of Sorin into Sand HoldCo PLC (“HoldCo”), a wholly owned subsidiary of Sorin (the “Sorin Merger”) and the relevant illustrative report.

The above mentioned common cross-border merger terms and the relevant illustrative report have been also approved today by the board of directors of HoldCo.

Today the board of directors of Sorin resolved also to call for May 26, 2015, on single call, the extraordinary shareholders’ meeting to resolve upon the Sorin Merger and reaffirmed its recommendation to Sorin shareholders that they approve the Sorin Merger and the above mentioned common cross-border merger terms. The relevant notice of call of such extraordinary shareholders’ meeting will be published tomorrow, April 21, 2015, on the Company’s website sorin.com, and, in extract form, on the Italian newspaper “Italia Oggi”.

The Sorin Merger is part of a broader transaction, previously announced on February 26, 2015, whereby Sorin and Cyberonics Inc. (NASDAQ: CYBX) (“Cyberonics”), a medical device company with core expertise in neuro modulation, will combine to create a new global leader in medical technologies (the “Transaction”).

To facilitate the closing of the Transaction, immediately after completion of the Sorin Merger, Cypher Merger Sub, Inc., a wholly owned subsidiary of HoldCo, will be merged with and into Cyberonics, with Cyberonics surviving the merger as a wholly owned indirect subsidiary of HoldCo (the “Cyberonics Merger”).

At the closing of the Transaction, Cyberonics shares will cease trading on NASDAQ, Sorin shares will cease trading on the Italian Stock Exchange (Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A., MTA) and HoldCo shares are expected to be listed on NASDAQ and the London Stock Exchange (“LSE”). Approval for listing of the HoldCo shares on NASDAQ and the absence of any written indication from the U.K. Financial Conduct Authority or the LSE that they will not be willing to admit the HoldCo shares to listing are conditions precedent to the closing of the Transaction, together with certain other conditions set forth in the definitive agreement entered into between Cyberonics and Sorin, including the approval of the Sorin Merger by the shareholders of Sorin and the Cyberonics Merger by thestockholders of Cyberonics.

The Sorin Merger

Under the common cross-border merger terms approved today by the Board of Directors of both Sorin and HoldCo, upon completion of the Sorin Merger, Sorin shareholders will receive a fixed ratio of 0.0472 ordinary shares of HoldCo for every Sorin share owned.

The Sorin Merger will trigger cash exit rights, which can be exercised by any Sorin shareholder who does not attend the extraordinary shareholders’ meeting called to approve the Sorin Merger or abstains or votes against the Sorin Merger.

Upon the approval of the Sorin Merger by Sorin shareholders at the extraordinary shareholders’ meeting, the above mentioned shareholders will be entitled to exercise the cash exit right within 15 days from the registration of the relevant resolutions approved at such extraordinary shareholders’ meeting with the Companies’ Register of Milan. A notice concerning such registration will be published on the Italian newspaper “Italia Oggi” and on Sorin’s corporate website.

The effectiveness of any cash exit rights eventually exercised by Sorin shareholders is conditional upon the completion of the Sorin Merger, which requires the High Court of England and Wales to issue an order approving the completion of the Sorin Merger and setting the effective time and date of the Sorin Merger and such order not having been amended, modified, rescinded or terminated prior to the effective time of the Sorin Merger.

Assuming that no cash exit rights are exercised (and without taking into account, inter alia, treasury shares held on the date on which the Transaction will become effective, if any), Sorin shareholders will own approximately 46 percent of HoldCo and Cyberonics stockholders will own approximately 54 percent of Holdco, on a fully diluted basis.

The liquidation value per Sorin share to be paid to shareholders validly exercising the cash exit right, determined today in accordance with Article 2437-ter of the Italian Civil Code, is equal to Euro 2.2043, which is equal to the arithmetic average of the closing prices during the 6 months preceding the date of publication of the notice of convocation of the extraordinary shareholders’ meeting called to approve the Sorin Merger.

The documentation regarding the Sorin Merger, including the common cross-border merger terms, the illustrative reports of the board of directors of the merging companies, and the report of the independent expert on the fairness of the exchange ratio, will be made available to the public at Sorin’s registered office and on Sorin’s website. HoldCo has also filed a preliminary Registration Statement on Form the S-4 with respect to the Transaction (including the Sorin Merger) with the Securities and Exchange Commission in the United States.

The information memorandum on the Sorin Merger (drafted on a voluntary basis pursuant to Article 70, sixth paragraph, of the Issuers Regulation adopted by Consob with resolution no. 11971 of May 14, 1999, as subsequently amended) will also be published in compliance with applicable laws and regulations.

About Sorin Group

Sorin Group (www.sorin.com) is a global, medical device company and a leader in the treatment of cardiovascular diseases. The Company develops, manufactures, and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders. With approximately 3,900 employees worldwide, the Company focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators and non invasive monitoring to diagnose and deliver anti-arrhythmia therapies as well as cardiac resynchronization devices for heart failure treatment). Every year, over one million patients are treated with Sorin Group devices in more than 100 countries.

Important Information for Investors and Shareholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

Holdco has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a preliminary prospectus of HoldCo (the “proxy statement/prospectus”).   Cyberonics will deliver a definitive proxy statement/prospectus to Cyberonics shareholders after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“Sorin Group”), CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents filed with the SEC by Cyberonics) or Sorin Group through its website at www.sorin.com (for documents filed with the SEC by HoldCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the meeting of Sorin shareholders, Sorin will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The transaction agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the preliminary proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this press release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin gives any assurance (1) that either Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

Contacts:

For Sorin Group:

Investors

Demetrio Mauro	Francesca Rambaudi
CFO	Director, Investor Relations
Sorin Group	Sorin Group
Tel: +39 02 69969 512	Tel: +39 02 69969716
e-mail: investor.relations@sorin.com	e-mail: investor.relations@sorin.com

Media

Gabriele Mazzoletti

Director, Corporate Communications

Sorin Group

Tel: +39 02 69 96 97 85

Mobile: +39 348 979 22 01

e-mail: corporate.communications@sorin.com